

Nasdaq Regulation

Nasdaq

**William Slattery, CFA**
**Vice President**
Listing Qualifications

*Electronic Mail Only*

September 24, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on September 24, 2018, The Nasdaq Stock Market (the "Exchange") received from Intrexon Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, no par value per share

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery